Exhibit 99.3

REGISTERED SHAREHOLDERS
PROXY FORM FOR ANNUAL GENERAL SHAREHOLDER MEETING APRIL 28, 2016

The BCE Inc. annual general shareholder meeting (meeting) will be held at 9:30 a.m. (Eastern time) on April 28, 2016, at the Palais des congrès, 1001 Place Jean-Paul-Riopelle, Montréal, Québec.

YOUR VOTE IS IMPORTANT

As a shareholder, you have the right to vote your shares on electing directors, appointing the auditors, considering an advisory vote on executive compensation, considering shareholder proposals and any other items that may properly come before the meeting. You can vote your shares by proxy or in person at the meeting or any adjournment. If you receive more than one proxy form, please complete, date, sign and return each one.

NOTES TO PROXY

1.

Voting by proxy is the easiest way to vote. Voting by proxy means that you are giving each person named on the reverse page of this proxy form (proxyholder) the authority to vote your shares for you. If you are voting by proxy, CST Trust Company (CST) or other agents we appoint must receive your signed proxy form or you must have voted by Internet or telephone before 4:45 p.m. (Eastern time) on April 27, 2016. There are four ways to vote by proxy as indicated on the right.

2.

This form should be read in conjunction with the BCE 2016 management proxy circular available at www.meetingdocuments.com/cst/bce, on our website at BCE.ca, on SEDAR at sedar.com and on EDGAR at sec.gov.

3.

As a shareholder, you may appoint another person to go to the meeting and vote your shares for you. This person does not have to be a shareholder. If you wish to appoint a person other than the persons whose name appear in this form, write the name of the person you are appointing in the space provided. Make sure that the person you appoint is aware that he or she has been appointed and attends the meeting. At the meeting, he or she should see a CST representative.

4.	Please let us know if you need any special assistance at the meeting by calling CST at 1-800-561-0934.

FOUR WAYS TO VOTE BY PROXY
ON THE INTERNET Go to www.cstvotemyproxy.com. You will need your 13-digit control number, found below.
BY TELEPHONE
Call 1-888-489-7352 (toll-free in Canada and the United States) or 1-800-1960-1968 (other countries) from a touch-tone phone and follow the instructions. You will need your 13-digit control number, found below.
BY FAX
Complete the other side of this proxy form, ensuring that you sign and date it, and fax both pages in one transmission to 1-866-781-3111 (toll-free in Canada and the United States) or 416-368-2502 (other countries).
BY MAIL Complete the other side of this proxy form, ensuring that you sign and date it, and return it in the envelope we have provided.

If you vote on the Internet, by telephone or fax, do not mail back this proxy.

Proxies submitted must be received by 4:45 p.m. (Eastern time) on Wednesday, April 27, 2016.

CONTROL NUMBER

Please complete the other side of this proxy form before faxing or mailing. Please send both pages in one fax transmission.

PROXY SOLICITED BY AND ON BEHALF OF MANAGEMENT

This form revokes all proxy forms (with respect to the same shares) you have previously signed that relate to the meeting. It will only be accepted as a valid proxy if it remains intact and has been signed. If you have any question about completing this proxy form, please call D.F. King Canada, a division of CST Investor Services Inc. at 1-866-822-1244 for service in English or in French.

APPOINTING A PROXYHOLDER

By completing this proxy form, you are appointing as your proxyholder Sophie Brochu, George A. Cope, Gordon M. Nixon or Thomas C. O’Neill who are directors of BCE Inc., unless you appoint someone else (in which case, insert the name of the person you wish to appoint in the box to the right). Your proxyholder will attend the meeting and vote your shares on your behalf. Your proxyholder has the same rights you would have if you attended the meeting in person, including the right to appoint a substitute proxyholder. He or she will vote your shares as you specify in this proxy form. If you do not specify how you want your shares voted, the directors named as proxyholders intend to cast the votes represented by proxy at the meeting as recommended by the board of directors. Your proxyholder may vote your shares as he or she sees fit on any amendments to these items and on any other items that may properly come before the meeting or any adjournment.

COMPLETE THIS SECTION TO PROVIDE VOTING INSTRUCTIONS

Please check “For”, “Withhold” or “Against”, as applicable, for each of the following items. Voting recommendations are indicated by highlighted text over the boxes.

1.	ELECTION OF DIRECTORS: THE BOARD OF DIRECTORS RECOMMENDS VOTING FOR ALL NOMINEES.
		FOR	WITHHOLD
B.K. Allen
R.A. Brenneman
S. Brochu
R.E. Brown
G.A. Cope
D.F. Denison
R.P. Dexter
I. Greenberg
K. Lee
M.F. Leroux
G.M. Nixon
C. Rovinescu
R.C. Simmonds
P.R. Weiss

PLEASE SIGN THIS PROXY FORM

You must sign this proxy form to ensure that it will be accepted as valid. When you sign this proxy form, you authorize the proxyholder to act and vote your shares on your behalf at the meeting and any adjournment, and to carry out your voting instructions. If you are an individual shareholder, you or your authorized attorney must sign the proxy form. Your attorney may have to provide proof of your authorization. For shares registered in the name of two or more owners, at least one of the holders must sign to be accepted. For shares registered in the name of a corporation or other legal entity, an authorized officer or attorney must sign. This person may have to provide proof that he or she is authorized to sign.

2016
DAY	MONTH
SIGNATURE If you do not include a date, we will deem it to be the date that we mailed the proxy form to you.

2.	APPOINTMENT OF AUDITORS: THE BOARD OF DIRECTORS RECOMMENDS VOTING FOR THIS ITEM.
		FOR	WITHHOLD
Deloitte LLP as auditors

3.	ADVISORY VOTE ON EXECUTIVE COMPENSATION: THE BOARD OF DIRECTORS RECOMMENDS VOTING FOR THIS ITEM.
		FOR	AGAINST
Advisory resolution as described in the management proxy circular

4.	SHAREHOLDER PROPOSALS: THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST EACH PROPOSAL.
		FOR	AGAINST	WITHHOLD
Proposal No. 1: Female representation in senior management
Proposal No. 2: Reconstitution of compensation committee

ANNUAL REPORT WAIVER

Mark this box if you DO NOT want to receive the annual financial statements and MD&A. If you do not mark this box, the Annual Report will continue to be sent to you.

QUARTERLY REPORTS REQUEST

Our interim financial statements and MD&A are available at BCE.ca, but if you wish to receive them by mail, please mark this box. If you do not mark the box, or do not return this form, the interim financial statements and MD&A will not be sent to you in 2016 (including Q1-2017).